Term Sheet To product supplement ZZ dated September 28, 2012, prospectus supplement dated September 28, 2012 prospectus dated September 28, 2012 and prospectus addendum dated December 24, 2014	Term Sheet No. 2430ZZ Registration Statement No. 333-184193 Dated April 28, 2015; Rule 433
Deutsche Bank
Structured Investments	Deutsche Bank AG $ Step-Up Digital Return Notes Linked to the Performance of the Indian Rupee Relative to the Euro due May 18, 2016
General
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The notes are designed for investors who seek a return at maturity linked to the performance of the Indian rupee (the “Underlying Currency”) relative to the Euro (the “Reference Currency”). If the Currency Performance, calculated as set forth below, is greater than or equal to 2.00%, investors will receive at maturity a return on the notes equal to the High Digital Return of 26.25%. If the Currency Performance is greater than or equal to zero but is less than 2.00%, investors will receive at maturity a return on the notes equal to the Low Digital Return of 5.00%. If the Currency Performance is less than zero but is greater than or equal to -15.00%, for each $1,000 Face Amount of notes, investors will receive at maturity the Face Amount. However, if the Currency Performance is less than -15.00%, investors will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. Investors should be willing to lose a significant portion or all of their investment if the Currency Performance is less than -15.00%. The notes do not pay any coupons. Any payment on the notes is subject to the credit of the Issuer.

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A positive Currency Performance means the Indian rupee has strengthened relative to the Euro. A Currency Performance of zero means the Indian rupee remained unchanged relative to the Euro. A negative Currency Performance means the Indian rupee has weakened relative to the Euro.

•	Senior unsecured obligations of Deutsche Bank AG due May 18, 2016
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about May 1, 2015 (the “Trade Date”) and are expected to settle on or about May 7, 2015 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Indian rupee (“INR”)
Reference Currency:	Euro (“EUR”)
High Digital Return:	26.25%
Low Digital Return:	5.00%
Payment at Maturity:
•      If the Currency Performance is greater than or equal to 2.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x High Digital Return)
•      If the Currency Performance is greater than or equal to zero but is less than 2.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Low Digital Return)
•      If the Currency Performance is less than zero but is greater than or equal to -15.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes equal to $1,000.
•      If the Currency Performance is less than -15.00%, you will receive a cash payment at maturity per $1,000 Face Amount of notes calculated as follows:
$1,000 + ($1,000 x Currency Performance)
If the Currency Performance is less than -15.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your initial investment at maturity. Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, you will lose all of your initial investment if the Final Spot Rate is equal to or greater than 200.00% of the Initial Spot Rate. In no case will the payment at maturity be less than zero. Any payment at maturity is subject to the credit of the Issuer.

Currency Performance:	The performance of the Underlying Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance will equal 100.00%. There is no comparable limit on the negative Currency Performance. The Currency Performance will be less than -100.00% if the Final Spot Rate is greater than 200.00% of the Initial Spot Rate. However, in no case will the Payment at Maturity be less than zero.

(Key Terms continued on next page)
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 2 of the accompanying prospectus addendum, “Risk Factors” beginning on page 8 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 8 of this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $970.00 to $990.00 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this term sheet for additional information.
By acquiring the notes, you will be bound by, and deemed to consent to, the imposition of any Resolution Measure (as defined below) by our competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures” on page 4 of this term sheet for more information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement, prospectus or prospectus addendum.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$	$	$
(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.
(2) Please see “Supplemental Plan of Distribution” in this term sheet for more information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
April 28, 2015

(Key Terms continued from previous page)
Spot Rate:
On any day of calculation, the Spot Rate for the Indian rupee against the Euro will be the EUR/INR reference rate, expressed as the number of Indian rupee per one Euro, which is equal to:

USD/INR Spot Rate x EUR/USD Spot Rate

A higher Spot Rate indicates a weakening of the Indian rupee against the Euro, while a lower Spot Rate indicates a strengthening of the Indian rupee against the Euro. Without limitation and in addition to any provisions in the accompanying product supplement, if the USD/INR Spot Rate or the EUR/USD Spot Rate is unavailable (or is published in error), the Spot Rate may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed by up to five currency business days.

USD/INR Spot Rate
On any day of calculation, the USD/INR Spot Rate for the Indian rupee will be the U.S. dollar/Indian rupee reference rate, expressed as the amount of Indian rupee per one U.S. dollar, for settlement in two business days, reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page at approximately 1:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

EUR/USD Spot Rate
On any day of calculation, the EUR/USD Spot Rate will be the EUR/U.S dollar mid-spot rate at approximately 4:00 p.m. London time, as expressed as the number of U.S. dollars per one euro, for settlement in two business days, reported by the W.M. Company, which appears on Bloomberg screen “WMCO1” (or any successor screen) to the right of the caption “EUR” under the caption “MID” on such date of calculation.

Initial Spot Rate:	The Spot Rate on the Trade Date
Final Spot Rate:	The arithmetic average of the Spot Rates on each of the five Averaging Dates
Trade Date2:	May 1, 2015
Settlement Date2:	May 7, 2015
Averaging Dates1, 2:	May 9, 2016, May 10, 2016, May 11, 2016, May 12, 2016 and May 13, 2016
Maturity Date1, 2:	May 18, 2016
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	25152RE25 / US25152RE253

1 Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
2 In the event that we make any change to the expected Trade Date or Settlement Date, the Averaging Dates and Maturity Date may be changed so that the stated term of the notes remains the same.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures

On May 15, 2014, the European Parliament and the Council of the European Union published a directive for establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “SAG”), which went into effect on January 1, 2015. SAG may result in the notes being subject to any Resolution Measure by our competent resolution authority if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed to consent to the provisions set forth in the accompanying prospectus addendum, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed to consent to the imposition of any Resolution Measure by our competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by our competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; and/or (iii) apply any other resolution measure, including (but not limited to) any transfer of the notes to another entity, the amendment of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.”

Furthermore, by acquiring the notes, you:

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are deemed irrevocably to have agreed, and you will agree: (i) to be bound by any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purpose of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

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waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes; and

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will be deemed irrevocably to have (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes and (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee, paying agent, issuing agent, authenticating agent, registrar or calculation agent.

This is only a summary, for more information please see the accompanying prospectus addendum dated December 24, 2014, including the risk factor “The securities may be written down, be converted or become subject to other resolution measures. You may lose part or all of your investment if any such measure becomes applicable to us” on page 2 of the prospectus addendum.

Additional Terms Specific to the Notes

You should read this term sheet together with product supplement ZZ dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part, the prospectus dated September 28, 2012 and the prospectus addendum dated December 24, 2014. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement ZZ dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005086/crt_dp33013-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Prospectus addendum dated December 24, 2014:
http://www.sec.gov/Archives/edgar/data/1159508/000095010314009034/crt_52088.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

The trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement and prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Returns on the Notes at Maturity, Assuming a Range of Hypothetical Performances for the Spot Rate?

The following table illustrates hypothetical returns at maturity on the notes.  The hypothetical returns set forth below reflect the High Digital Return of 26.25% and the Low Digital Return of 5.00%. The actual Initial Spot Rate will be determined on the Trade Date.  The hypothetical returns set forth below are for illustrative purposes only.  The actual return applicable to a purchaser of the notes will be based on the Final Spot Rate, which will be the arithmetic average of the Spot Rates on the specified Averaging Dates.  The numbers appearing in the following table and examples may have been rounded for ease of analysis.

Currency Performance (%)	Payment at Maturity ($)	Return on the Notes (%)
90.00%	$1,262.50	26.25%
80.00%	$1,262.50	26.25%
70.00%	$1,262.50	26.25%
60.00%	$1,262.50	26.25%
50.00%	$1,262.50	26.25%
40.00%	$1,262.50	26.25%
30.00%	$1,262.50	26.25%
20.00%	$1,262.50	26.25%
14.00%	$1,262.50	26.25%
10.00%	$1,262.50	26.25%
5.00%	$1,262.50	26.25%
2.00%	$1,262.50	26.25%
1.00%	$1,050.00	5.00%
0.00%	$1,050.00	5.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%
-110.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments on the notes at maturity set forth in the table above are calculated.

Example 1: The Final Spot Rate is less than the Initial Spot Rate (the Indian rupee strengthens relative to the Euro), resulting in a Currency Performance of 30.00%. Because the Currency Performance of 30.00% is greater than 2.00%, the investor receives a return equal to the High Digital Return of 26.25% and a Payment at Maturity of $1,262.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x High Digital Return)
$1,000 + ($1,000 x 26.25%) = $1,262.50

Example 2: The Final Spot Rate is less than the Initial Spot Rate (the Indian rupee strengthens relative to the Euro), resulting in a Currency Performance of 5.00%. Because the Currency Performance of 5.00% is greater than 2.00%, the investor receives a return equal to the High Digital Return of 26.25% and a Payment at Maturity of $1,262.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x High Digital Return)
$1,000 + ($1,000 x 26.25%) = $1,262.50

Example 3: The Final Spot Rate is less than the Initial Spot Rate (the Indian rupee strengthens relative to the Euro), resulting in a Currency Performance of 1.00%. Because the Currency Performance of 1.00% is greater than zero but less than 2.00%, the investor receives a return equal to the Low Digital Return of 5.00% and a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x Low Digital Return)
$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 4: The Final Spot Rate is greater than the Initial Spot Rate (the Indian rupee weakens relative to the Euro), resulting in a Currency Performance of -5.00%.  Because the Currency Performance of -5.00% is less than zero but is greater than -15.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 5: The Final Spot Rate is greater than the Initial Spot Rate (the Indian rupee weakens relative to the Euro), resulting in a Currency Performance of -30.00%.  Because the Currency Performance of -30.00% is less than -15.00%, the investor is fully exposed to the negative Currency Performance and receives a Payment at Maturity of $700.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 × Currency Performance)
$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

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POTENTIAL POSITIVE RETURN IS FIXED AND LIMITED — If the Currency Performance is greater than or equal to 2.00%, you will receive the High Digital Return of 26.25%, resulting in the maximum Payment at Maturity of $1,262.50 per $1,000 Face Amount of notes. If the Currency Performance is greater than or equal to zero but is less than 2.00%, you will receive the Low Digital Return of 5.00%, resulting in a Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes. In no case will you receive more than the High Digital Return, regardless of any strengthening of the Underlying Currency relative to the Reference Currency, which may be significant. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — If the Currency Performance is less than zero but is greater than or equal to -15.00%, for each $1,000 Face Amount of notes, you will receive at maturity the Face Amount. However, if the Currency Performance is less than -15.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment at maturity.

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EXPOSURE TO THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Indian rupee, which we refer to as the Underlying Currency, relative to the Euro, which we refer to as the Reference Currency, as described herein.  Accordingly, the Currency Performance will increase as the Underlying Currency strengthens relative to the Euro, and will decrease as the Underlying Currency weakens relative to the Euro.

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TAX CONSEQUENCES — Due to the lack of direct legal authority, there is substantial uncertainty regarding the U.S. federal income tax consequences of an investment in the notes. In determining our responsibilities for information reporting and withholding, if any, we intend to treat the notes as prepaid financial contracts that are not debt, with the consequences described below. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that while it believes this treatment to be reasonable, it is unable to conclude that it is more likely than not that this treatment will be upheld, and that other reasonable treatments are possible that could materially and adversely affect the timing and character of income or loss on your notes. If the notes are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity). The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts that are not debt is respected, except where otherwise indicated.

Your gain or loss on the notes should be treated as ordinary income or loss under Section 988 of the Internal Revenue Code (the “Code”) unless, before the close of the day on which you acquire the notes, you make a valid election pursuant to the applicable Treasury regulations under Section 988 to treat such gain or loss as capital gain or loss (a “capital gain election”). Assuming that the notes are properly treated as prepaid financial contracts that are not debt, our special tax counsel believes that it is reasonable to treat the capital gain election as available and that, even if the notes are not so treated, there should be no adverse consequences as a result of having made a protective capital gain election. However, because there is no direct legal authority addressing the availability of the capital gain election for instruments such as the notes, our special tax counsel is unable to conclude that it is more likely than not that the election is available.

To make the capital gain election (assuming it is available), you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the notes on your books and records on the day you acquire them as being subject to the election and file a prescribed statement verifying the election with your federal income tax return or (b) obtain “independent verification” of the election. Assuming that you are permitted to, and do, make the election, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of maturity or disposition you have held the notes for more than one year. The deductibility of capital losses is subject to limitations. If you do not make a valid capital gain election, special reporting rules could apply if your ordinary losses under Section 988 exceed a specified threshold.

It is possible that the notes might be treated as “foreign currency contracts” under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income or loss as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking the notes to market and on the disposition of the notes would be ordinary in character absent a valid capital gain election (as described above).  If the election is available and a valid election is made, gain or loss recognized on marking the notes to market and on maturity or disposition of the notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to how long you had held your notes.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement and prospectus addendum.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay any coupons and do not guarantee any return of your investment. The return on the notes at maturity is based on the Currency Performance and will depend on whether, and the extent to which, the Currency Performance is positive, zero or negative.  If the Currency Performance is less than -15.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment in the notes. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE HIGH DIGITAL RETURN — If the Currency Performance is greater than or equal to 2.00%, for each $1,000 Face Amount of notes, you will receive at maturity the Face Amount plus the product of the Face Amount and the High Digital Return of 26.25%, regardless of the strengthening of the Underlying Currency relative to the Reference Currency, which may be significant. Accordingly, the maximum Payment at Maturity will be $1,262.50 per $1,000 Face Amount of notes. You will receive a return reflecting the High Digital Return only if the Currency Performance is greater than or equal to 2.00%.

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YOU WILL NOT RECEIVE EITHER THE LOW DIGITAL RETURN OR THE HIGH DIGITAL RETURN IF THE CURRENCY PERFORMANCE IS LESS THAN ZERO — If the Underlying Currency weakens relative to the Euro, resulting in the Currency Performance being less than zero, you will not receive either the Low Digital Return or the High Digital Return. If the Currency Performance is less than zero but is greater than or equal to -15.00%, you will receive $1,000.00 per $1,000 Face Amount of notes. If the Currency Performance is less than -15.00%, you will be fully exposed to the negative Currency Performance and, for each $1,000 Face Amount of notes, you will lose 1.00% of the Face Amount for every 1.00% the Currency Performance is negative. In this circumstance, you will lose a significant portion or all of your investment at maturity.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any return of your investment at maturity.

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THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking the credit risk of Deutsche Bank AG will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union published the Bank Recovery and Resolution Directive for establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive requires each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany has adopted the Recovery and Resolution Act (or SAG), which went into effect on January 1, 2015. SAG may result in the notes being subject to the powers exercised by our competent resolution authority to impose a Resolution Measure on us, which may include: writing down, including to zero, any payment on the notes; converting the notes into ordinary shares or other instruments qualifying as core equity tier 1 capital; or applying any other resolution measure, including (but not limited to) transferring the notes to another entity, amending the terms and conditions of the notes or cancelling of the notes. Imposition of a Resolution Measure would likely occur if we become, or are deemed by our competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purpose of the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent for, agree not to initiate a suit against the trustee and the paying agent in respect of, and agree that neither the trustee nor the paying agent will be liable for, any action that the trustee or the paying agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by our competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of our competent resolution authority to impose any Resolution Measure.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower return on the notes than you would have realized if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency relative to the Reference Currency and, consequently, the value of and return on the notes.

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THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY STRENGTHENING AND MAGNIFY ANY UNDERLYING CURRENCY WEAKENING RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Euros into Indian rupees at the Initial Spot Rate on the Trade Date and then on the Averaging Dates, converting back into Euros (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency weakens relative to the Reference Currency and greater than in a conversion return equation if the Underlying Currency strengthens relative to the Reference Currency. As a result, any Underlying Currency strengthening relative to the Reference Currency will be diminished, while any Underlying Currency weakening relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate is 10, if the Spot Rate were to decrease (meaning the Underlying Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 9 would have been 11.11%. Conversely, if the Spot Rate were to increase (meaning the Underlying Currency weakens relative to the Reference Currency) to a Final Spot Rate of 11, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 11 would have been only -9.09%.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency, calculated based on the exchange rate of the Underlying Currency against the U.S. dollar and the exchange rate of the U.S. dollar against the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rate between the Underlying Currency and the Reference Currency, between the Underlying Currency and the U.S. dollar and between the U.S. dollar and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	political, civil or military unrest;

•	the balance of payments in India, the countries that use the Euro and the U.S.; and

•	the extent of governmental surpluses or deficits in India, the countries that use the Euro and the U.S.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of India, the countries that use the Euro, the U.S. and other countries important to international trade and finance.

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CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performance of the Indian rupee, as the Underlying Currency, relative to the Euro, as the Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your notes in varying ways.

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THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the return on the notes.

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THE NOTES ARE LINKED TO THE PERFORMANCE OF A SINGLE UNDERLYING CURRENCY RELATIVE TO A REFERENCE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the notes is subject to the risk of significant fluctuations in the performance of a single currency, the Indian rupee, relative to another single currency, the Euro. Because the notes are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate between the Underlying Currency and the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the notes were linked to a currency basket.

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THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the notes.

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IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Averaging Dates would likely have an adverse effect on the Final Spot Rate, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate between the Underlying Currency and the Reference Currency and, therefore, the value of the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY — Changes in the Underlying Currency during the term of the notes before the Averaging Dates will not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the final Averaging Date, and will be based on the Final Spot Rate (which will be the arithmetic average of the Spot Rates on the five Averaging Dates). As a result, the Currency Performance may be less than -15.00% even if the Underlying Currency relative to the Reference Currency had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rate will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates between the Underlying Currency and the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet.

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MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the

Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rates between the Underlying Currency and the Reference Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes. The amount you receive at maturity may be significantly less than your initial investment and may be zero.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Underlying Currency has strengthened relative to the Reference Currency since the Trade Date.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rate on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Currency relative to the Reference Currency, the Underlying Currency relative to the U.S. dollar and the U.S. dollar relative to the Reference Currency;

•	the time remaining to the maturity of the notes;

•	interest rates and yields in the market generally and in the markets of the Underlying Currency and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Currency, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of the Underlying Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying Currency and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying Currency and/or the Reference Currency. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE CURRENCY PERFORMANCE OF THE UNDERLYING CURRENCY OR THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying Currency.

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POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time.  The calculation agent also has some discretion as to how the calculations are made, in particular if the Spot Rate is not available (or is published in error) on an Averaging Date, and will be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

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THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt, as described above under “Tax Consequences.” Even if this treatment is respected, substantial uncertainties remain. For instance, you might not be permitted to make a capital gain election with respect to your notes. It is also possible that you might be required to “mark to market” your notes at the end of each tax year.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a particular financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable from the instrument described in the revenue ruling, but if the reach of the revenue ruling were extended, it could materially and adversely affect the tax consequences for U.S. holders of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the capital gain election, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could adversely affect the Spot Rate and, as a result, could adversely affect your return on the notes.

Historical Information

The following table sets forth the historical high, low and period-end exchange rates for the number of units of Indian rupees per one Euro for the period from January 3, 2005 through April 24. 2015 and the graph shows the historical exchange rates for the same period. The table uses exchange rates that are based on Bloomberg L.P. quotations for historical high and low exchange rates and Bloomberg L.P. end-of-day quotations for the period-end dates and the graph uses daily exchange rates that are based on Bloomberg L.P. end-of-day quotations. We have not participated in the preparation of, or verified, the quotations obtained from Bloomberg L.P. The end-of-day quotation for the Underlying Currency relative to the Reference Currency on April 24, 2015 was 68.8144. The numbers appearing in the table may have been rounded for ease of analysis.

The historical data set forth below is for illustrative purposes only and is not indicative of the historical or future values of the Spot Rate set forth above or the Currency Performance. We cannot give you any assurance that the Currency Performance will be greater than or equal to -15.00%. Any historical upward or downward trend in the exchange rate set forth in the following table or graph during any period set forth below is not an indication that the Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the graph below, a higher exchange rate indicates a weakening of the Underlying Currency relative to the Reference Currency, while a lower exchange rate indicates a strengthening of the Underlying Currency relative to the Reference Currency. The daily exchange rates published by Bloomberg L.P. are not calculated the same way as the Spot Rate set forth above and may differ from the Spot Rate. We will not use Bloomberg L.P. to determine the Spot Rate.

Indian rupee
Historical High, Low and Period-End Exchange Rates
January 3, 2005 through April 24, 2015
(expressed as units of Indian rupees per one Euro)

Year	High	Low	Period End
2005	58.8347	51.8311	53.3030
2006	60.4302	52.6405	58.3811
2007	59.3480	53.6797	57.4673
2008	69.7741	56.9493	67.9106
2009	71.4198	61.7666	66.7217
2010	66.9275	55.1210	59.8030
2011	71.8790	58.4045	68.7420
2012	73.0603	63.5480	72.5456
2013	91.9353	69.2999	85.0613
2014	86.6210	75.7913	76.6271
2015 (through April 24, 2015)	76.5899	65.7489	68.8411

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.